NO ACT

P.E. 12-11-07



DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07085569

RECD S.E.C.
DEC 2 8 2007
1086

December 28, 2007

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza, Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/28/2007

Re: Bank of America Corporation
Incoming letter dated December 11, 2007

Dear Mr. Gerber:

This is in response to your letter dated December 11, 2007 concerning the shareholder proposal submitted to Bank of America by Sandra Lea Derr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 1 0 2008
THOMSON FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sandra Lea Derr
2404 Myrtle Lane
Reston, VA 20191-3912



HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 11, 2007

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Sandra Lea Derr

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

On October 18, 2007, the Corporation received a submission, dated October 15, 2007, containing two proposals (the "Initial Submission") from Sandra Lea Derr (the "Proponent") for inclusion in the proxy materials for 2008 Annual Meeting. As discussed further below, the Corporation requested the Proponent to reduce the number of proposals submitted to one. By letter dated October 24, 2007, the Proponent selected one proposal (the "Proposal") for submission. The Initial Submission is attached as **Exhibit A** and the Proposal is attached as **Exhibit B**. The 2008 Annual Meeting is scheduled to be held on or about April 23, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 13, 2008.



Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the board of directors take the necessary steps to reduce the compensation of the CEO over time.

REASON FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(b)(2) and Rule 14a-8(f) because the Proponent has not provided a written statement that she intends to hold her stock in the Corporation through the date of the 2008 Annual Meeting. Rule 14a-8(b)(2) provides that in order for the Proponent to be eligible to submit a shareholder proposal at the 2008 Annual Meeting, the Proponent must provide a written statement that she will continue to hold her securities through the date of the 2008 Annual Meeting. As described below, the Proponent did not provide the required written statement and therefore, the Proposal may be omitted from the Corporation's proxy materials for the 2008 Annual Meeting.

As noted above, the Initial Submission was received by the Corporation on October 18, 2007. The Initial Submission had several eligibility defects under Rule 14a-8, including the failure by the Proponent to state that she intended to hold her securities through the date of the 2008 Annual Meeting. The Corporation informed the Proponent, by letter dated October 18, 2007 (the "Defect Letter"), of various defects in her submission, including her failure to provide the required written statement. Among other things, the Defect Letter specifically requested that the Proponent provide a written statement that she intended to hold her securities through the date of the 2008 Annual Meeting. A copy of the Defect Letter is attached as **Exhibit C**. The Defect Letter was sent to the Proponent on October 19, 2007 by Federal Express--within 14 days of the Corporation's receipt of the Initial Submission. The Defect Letter clearly notified the Proponent that she had 14 calendar days from her receipt of the Defect Letter to provide the requested written statement. In addition, the Corporation provided a copy of Rule 14a-8 with the Defect Letter. According to Federal Express tracking records, a copy of which is attached as **Exhibit D**, the Defect Letter was received



by the Proponent on October 22, 2007.

In response to the Defect Letter, by letter dated October 24, 2007, the Proponent submitted the Proposal. However, the Proposal and the accompanying cover letter did not include the required written statement that the Proponent intended to hold her securities through the date of the 2008 Annual Meeting. The Division has consistently concluded that a shareholder proposal may be properly omitted from a company's proxy materials pursuant to Rule 14a-8(b) and Rule 14a-8(f) where the proponent failed provide the required written statement. *See Harleysville Savings Financial Corporation* (October 23, 2007) and *Viad Corp.* (March 19, 2007). Accordingly, based on the foregoing, the Proposal may be omitted from the proxy materials for the Corporation's 2008 Annual Meeting pursuant to Rule 14a-8(b) and Rule 14a-8(f).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-378-4718 or, in my absence, William J. Mostyn III, Deputy General Counsel and Corporate Secretary of the Corporation at 704-386-5083.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Sandra Lea Derr

EXHIBIT A

2404 Myrtle Lane
Reston, VA 20191-3912
October 15, 2007

To: Board of Directors for Bank of American Corporation
Bank of America Corporate Center
Charlotte, NC 28255

Re: Shareholder Proposal on Excessive Executive Pay for the 2008 Annual Meeting of Stockholders

Sandra Lea Derr, 2404 Myrtle Lane, Reston, VA 20191-3912 beneficial owner of 166.3083 shares of Bank of America common stock as of October, 2007 presents the following shareholder proposal.

RESOLVED: That the shareholders of Bank of America Corporation hereby request the Board of Directors to take the necessary steps to begin the process of lowering the pay of CEO's that are paid in excess of $5,000,000 per year. This gradual decline in excessive CEO pay should come at a reduction rate of between 10% (which takes approximately 15 years to achieve the $5,000,000 goal for Mr. Kenneth Lewis) and 20% (which takes approximately 7 years to achieve the $5,000,000 goal for Mr. Lewis) for the next calendar year and every year thereafter until a more equitable salary level is met--$5,000,000 in 2007 dollars and then indexed for inflation in subsequent years.

Shareholder's Statement Supporting this item:

The March 19, 2007 notice of the Annual Meeting lists on page 26 Compensation for 2006 for Kenneth D. Lewis as $25,649,566 and the chart lists six more top executives with compensation over the $5,000,000. I should think anyone would be proud to be employed by a company and earn $5,000,000 for their hard work. Compensation above $5,000,000 is just TOO MUCH compensation per year for any employee.

Surely the Bank of America, the **bank for all the people of America,** can set an example of a more equitable compensation plan for all the employees of the company by becoming more cognizant of the EXCESSIVE amounts paid to their senior officers. I know the Board will say it is in line with other salaries paid to other bank officers; however it seems to me that the Bank of

America ought to be out on the front lines setting the example to bring a more fair distribution of salaries to executives and all staff members. The Bank of America should not want to keep their senior officers rich at the expense of the part time and lower wage earners of the company. **Let us be the first of financial companies to be a blessing to all the workers and shareholders of the company.**

If you are in support of setting a cap on CEO salaries, and to begin a gradual and realistic drop in the soaring pay of executive staff, please vote YES to this proposal.

Sincerely,

Sandra Lea Derr

Sandra Lea Derr, concerned shareholder

2404 Myrtle Lane
Reston, VA 20191-3912
October 15, 2007

To: Board of Directors for Bank of American Corporation
Bank of America Corporate Center
Charlotte, NC 28255

Re: Shareholder Proposal on Deferred Executive Pay for the 2008 Annual Meeting of Stockholders

Sandra Lea Derr, 2404 Myrtle Lane, Reston, VA 20191-3912 beneficial owner of 166.30833 shares of Bank of America common stock as of October, 2007 presents the following shareholder proposal.

RESOLVED: That the shareholders of Bank of America Corporation hereby request the Board of Directors to take the necessary steps so that NO future DEFERRED EXECUTIVE PAY is awarded to ANYONE.

Shareholder's Statement Supporting this item:

Approximately 85% of the companies in the S&P 500 have created special "deferred pay" accounts for their top executives. Dollars in these accounts earn tax-free interest until the executives retire. Some top executives have accumulated millions in these accounts, all of this over and beyond their regular pension provisions and 401K savings.

The March 19, 2007 notice of the Annual Meeting lists on page 38 a NONqualified Deferred Compensation, aggregate balance at December 31, 2006 for Kenneth D. Lewis as $33,868,031 and the chart lists six more top executives with deferred compensation over the standard employee level of $15,500 in a 401K program. It is difficult to understand the exact descriptions of the various components of this table, but it is just TOO MUCH deferred compensation per year per any CEO or employee (and let us remember the CEOs are the shareholders' employees – our employees).

Standard 401K plans, the only tax-deferred tool available to most corporate employees, permit only a $15,500 deferral for workers under age 50.

Why should top executives be allowed more than the $15,500 tax-deferral plan available to the great majority of US workers?

Surely the Bank of America, the bank for all the people of America, can set an example of a more equitable compensation plan for all the employees of the company by treating all the employees to the same retirement benefits.

If you are in support of having top executive salary deferral fall within the bounds of most employees in this country, please vote YES to this proposal.

Sincerely,



Sandra Lea Derr, concerned shareholder

EXHIBIT B

2404 Myrtle Lane
Reston, VA 20191-3912
October 24, 2007

Kristin Marie Oberheu
Bank of America Corporation
NC1-002-29-01
101 South Tryon Street
Charlotte NC 28255

Dear Ms. Oberheu:

Thank you for your letter of October 18 which I picked up at Fed Ex on October 22. I will be submitting the enclosed shareholder proposal on Excessive Executive Compensation. Hopefully a friend of mine who also owns BAC will submit a proposal on the Deferred Compensation issue in his name.

Documentation is enclosed regarding my ownership of stock worth more than $2000. I own this stock through my Edward Jones account. I inherited the BAC shares from my husband. That may perhaps be listed under the original name of the Osgood-Derr Living Trust.

Thank you again for your assistance.

Sincerely,

Sandra Lea Derr

Sandra Lea Derr

2404 Myrtle Lane
Reston, VA 20191-3912
October 15, 2007

To: Board of Directors for Bank of American Corporation
Bank of America Corporate Center
Charlotte, NC 28255

Re: Shareholder Proposal on Excessive Executive Pay for the 2008 Annual Meeting of Stockholders

Sandra Lea Derr, 2404 Myrtle Lane, Reston, VA 20191-3912 beneficial owner of 166.3083 shares of Bank of America common stock as of October, 2007 presents the following shareholder proposal.

RESOLVED: That the shareholders of Bank of America Corporation hereby request the Board of Directors to take the necessary steps to begin the process of lowering the pay of CEO's that are paid in excess of $5,000,000 per year. This gradual decline in excessive CEO pay should come at a reduction rate of between 10% (which takes approximately 15 years to achieve the $5,000,000 goal for Mr. Kenneth Lewis) and 20% (which takes approximately 7 years to achieve the $5,000,000 goal for Mr. Lewis) for the next calendar year and every year thereafter until a more equitable salary level is met--$5,000,000 in 2007 dollars and then indexed for inflation in subsequent years.

Shareholder's Statement Supporting this item:

The March 19, 2007 notice of the Annual Meeting lists on page 26 Compensation for 2006 for Kenneth D. Lewis as $25,649,566 and the chart lists six more top executives with compensation over the $5,000,000. I should think anyone would be proud to be employed by a company and earn $5,000,000 for their hard work. Compensation above $5,000,000 is just TOO MUCH compensation per year for any employee.

Surely the Bank of America, the **bank for all the people of America,** can set an example of a more equitable compensation plan for all the employees of the company by becoming more cognizant of the EXCESSIVE amounts paid to their senior officers. I know the Board will say it is in line with other salaries paid to other bank officers; however it seems to me that the Bank of

Edward Jones

Holding Detail – Branch Office

Acct#: 804-11141-1-0
Printed: 10/24/07 12:35 PM
Home: 703-860-5128 (P)
Work:

SANDRA LEA DERR
2404 MYRTLE LANE
RESTON, VA 20191-3912
Single: 804-11141-1-0

Holding Detail–Cash(1)	
BANK OF AMERICA CORP	
Account Type:	Cash(1)
Quantity:	166.3083
CUSIP:	060505104
Symbol:	BAC
ADP No:	B006719
Value:	7,946.00
Yesterday's Closing Price:	47.780
Portfolio Percent:	1.84%
Last Activity Date:	09/28/2007
P/E Ratio:	10.40
Exchange:	NYSE
Memo Codes:	
FULLY PAID FOR (FIRM NAME) (SB):	166.3083



ART WIMBLE
RESTON , VA
(703) 860-4538

My Accounts | Quotes & Watch Lists | Edward Jones Research | Checking, Loans & Savings | Pay Bills

COST BASIS

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Account: Single-1
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Security: BAC - BANK OF AMERICA CORP
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Summary

		As of Tuesday 10/23/2007
Shares		166.30830
Price/Share		$47.78
Value		$7,946.21
Cost Basis Total	-	$9,602.08
Unrealized Gain/(Loss)	=	$-1,655.87

Cost Basis Details

Purchase Date	Shares	Price Per Share	Cost Basis	Activity Type
05/05/2003	148.62600	$59.11	$8,786.44	INVESTMENT
12/22/2003	1.47113	$40.41	$59.45	REINVESTMENT
03/23/2004	1.48553	$40.41	$60.04	REINVESTMENT
06/22/2004	1.40940	$43.01	$60.63	REINVESTMENT
09/21/2004	1.51912	$45.32	$68.85	REINVESTMENT
12/17/2004	1.47937	$47.00	$69.53	REINVESTMENT
03/22/2005	1.54726	$45.37	$70.20	REINVESTMENT
06/21/2005	1.48226	$47.82	$70.89	REINVESTMENT
09/20/2005	1.79309	$44.34	$79.51	REINVESTMENT
12/20/2005	1.68649	$47.67	$80.41	REINVESTMENT
06/19/2007	1.76599	$51.52	$91.00	REINVESTMENT
09/25/2007	2.04256	$51.47	$105.13	REINVESTMENT

nherited from my husband and includes portion of costs from buying his children out of "Osgood Dec'r Living Trust" that we had.... I did not want them wishing that I would be dead soon!

My Accounts Main Page

EdwardJones

Today's holdings

Holdings – Branch Office

SANDRA LEA DERR
2404 MYRTLE LANE
RESTON, VA 20191-3912
Single: 804-11141-1-0

Acct#: 804-11141-1-0
Printed: 10/23/07 7:55 AM
Home: 703-860-5128 (P)
Work:

Acct Type: All Account Types

Account Value Summary	
Market Value of Investments Held at Edward Jones	424,882.82
Cash:	181.00
MFIS – Money Market Fund Investment Shares:	1,443.66
Total Account Value:	426,507.48

Stocks

Acct Type	Description	Opinion	Change / Flags	Price	Yesterday's Shares	Value	Amt Inv	Amt W/D
Cash(1)	ANHEUSER BUSCH COMPANIES INC ** BUD (035229103)	Buy	0.00 (CL,)	51.30 Yesterday's Close	106.07903	5,441.85	4,680	---
Cash(1)	APPLIED MATERIALS INC AMAT (038222105)	Buy	0.00 (CL,)	20.46 Yesterday's Close	145.2729	2,972.28	3,926	---
Cash(1)	BANK OF AMERICA CORP ** BAC (060505104)	Buy	0.00 (CL,)	47.78 Yesterday's Close	166.3083	7,946.21	8,786	---
Margin(2)	***BP P L C SPONSORED ADR BP (055622104)	Buy	0.00 (CL,)	73.88 Yesterday's Close	59.99143	4,432.17	2,600	---
Cash(1)	CHICOS FAS INC CHS (168615102)		0.00 (CL,)	13.21 Yesterday's Close	100.00	1,321.00	829	---
Cash(1)	CLOROX CO CLX (189054109)	Buy	0.00 (CL,)	61.70 Yesterday's Close	70.79515	4,368.06	4,979	---
Cash(1)	CVS CAREMARK CORPORATION ** CVS (126650100)	Hold	0.00 (CL,)	39.72 Yesterday's Close	184.2116	7,316.88	3,750	---
Cash(1)	DUKE ENERGY CORPORATION DUK (26441C105)	Buy	0.00 (CL,)	18.56 Yesterday's Close	89.72328	1,665.26	2,252	---
Cash(1)	DUKE REALTY CORP DRE (264411505)	Buy	0.00 (CL,)	32.29 Yesterday's Close	185.94272	6,004.09	3,536	---
Cash(1)	E I DU PONT DE NEMOURS & CO ** DD (263534109)	Hold	0.00 (CL,)	46.57 Yesterday's Close	84.4386	3,932.31	5,320	---
Cash(1)	EMERSON ELECTRIC CO ** EMR (291011104)	Buy	0.00 (CL,)	50.97 Yesterday's Close	125.02607	6,372.58	4,781	---
Cash(1)	EXXON MOBIL CORP ** XOM (30231G102)	Buy	0.00 (CL,)	90.91 Yesterday's Close	71.35193	6,486.60	3,820	---

The amounts invested and withdrawn for the first account type of this security are the total amounts that were invested and withdrawn for all account types of this security.

This document is for informational purposes only. It may not reflect pending transactions or in-transit items. Prices/total values are from outside sources and are not guaranteed. Please refer to your most recent account statement.

Account number: 804-11141-1-0
Statement type: In-depth
July 1 – July 28, 2006

201 Progress Parkway
Maryland Heights, MO 63043-3042
www.edwardjones.com
Member SIPC


Edward Jones

SANDRA LEA DERR
2404 MYRTLE LANE
RESTON VA 20191-3912

ART WIMBLE
1800 ROBERT FULTON DRIVE
SUITE 120
RESTON VA 20191
703-860-4538

Transfer on death

Value Summary (Held at Edward Jones)	This period	Year-to-date
Beginning value	$386,272.90	$393,153.96
Assets added to account	769.16	8,396.62
Income	747.41	5,897.50
Assets withdrawn from account	-5,415.48	-35,978.49
Change due to market performance	4,000.70	14,905.10
Ending value	$386,374.69	

Value of Your Account


($000s)
530
455
380
305
230
Sep 2004
Dec
Mar 2005
Jun
Sep
Dec
Mar 2006
Jun

This chart shows how the value of your account has changed recently (includes only assets held at Edward Jones). While it's important to be aware of short-term results, don't lose sight of the long term. Edward Jones believes a long-term investment strategy offers the greatest potential for success.

Summary of Your Assets

Held at Edward Jones	Value on Jul 28	Value on Jul 1	Change in value
Cash & money market	$906.50	$611.58	$294.92
Certificates of deposit	12,024.49	16,905.75	-4,881.26
Bonds	29,801.25	29,636.00	165.25
Unit trusts	9,450.82	9,391.67	59.15
Stocks	175,063.92	171,078.08	3,985.84
Mutual funds	159,127.71	158,649.82	477.89
Total at Edward Jones	$386,374.69	$386,272.90	$101.79

Account number: 804-11141-1-0
Statement type: In-depth
July 1 – July 28, 2006

Over one year ago.

201 Progress Parkway
Maryland Heights, MO 63043-3042
www.edwardjones.com
Member SIPC

Edward Jones

Bonds

Corporate bonds	Rating	Maturity value	Maturity date	Interest rate	Current value	Purchase date	Cost basis	Unrealized gain/loss	Your yield to maturity
SAVANNAH ELECTRIC & POWER CO SENIOR NOTE SER F INSD XL CAP DTD 12/17/2003 XLCA INSURED CALLABLE 12/17/2008 @ 100.00	AAA/Aaa	$5,000.00	12/15/2028	5.500%	$4,527.35	12/11/2003	$5,000.00	-$472.65	–
Total corporate bonds		$5,000.00			$4,527.35		$5,000.00	-$472.65	
Total bonds		$30,000.00			$29,801.25		$29,916.00	-$114.75	

Unit Trusts	Our asset category	Purchase date	Current price	Current shares	Current value	Cost per share	Total cost basis	Unrealized gain/loss
INSURED MUNICIPAL INCOME TRUST SERIES NUMBER 425	Income	10/26/2000	1,045.970	5.	$5,229.85	$998.60	$4,993.00	$236.85
VAN KAMPEN UNIT TRUST VK 426 SELECT GROWTH TRUST SERIES NUMBER 04-1	Growth	01/15/2004	10.270	411.	4,220.97	9.36	3,851.02	369.95
Total unit trusts					$9,450.82		$8,844.02	$606.80

Stocks	Our asset category/ Our recommendation	Purchase date	Current price	Current shares	Current value	Cost per share	Total cost basis	Unrealized gain/loss	Est. ann. div. yield
ANHEUSER BUSCH COMPANIES INC	Growth & Income	04/29/2005	47.900	100.	$4,790.00	$46.80	$4,680.95	$109.05	2.46%
Symbol: BUD	Buy	Div. reinvest		2.96417	141.98	45.22 *	134.04	7.94	
				102.96417	4,931.98		4,814.99	116.99	
APPLIED MATERIALS INC	Aggressive	05/05/2003	15.590	144.43506	2,251.74	15.07	2,178.00	73.74	1.28%
Symbol: AMAT	Buy								
BANK OF AMERICA CORP	Growth & Income	05/05/2003	51.660	148.626	7,678.02	36.77	5,465.00	2,213.02	3.87%
Symbol: BAC	Buy	Div. reinvest		13.87375	716.72	44.65 *	619.51	97.21	
				162.49975	8,394.74		6,084.51	2,310.23	

EXHIBIT C



Legal Department

October 18, 2007

Federal Express
Overnight Delivery

Ms. Sandra Lea Derr
2404 Myrtle Lane
Reston, VA 20191-3912

Re: Bank of America Corporation (the "Corporation")

Dear Ms. Derr:

On October 18, we received your request to include two stockholder proposals in the Corporation's 2008 annual proxy statement. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of certain eligibility and procedural defects in your submission, as describe below. For your convenience, I have included a copy of Rule 14a-8 with this letter.

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal for a particular shareholder's meeting. Accordingly, as required by Rule 14a-8(c) and Rule 14a-8(f), **within 14 calendar days** after receipt of this letter, please revise your submission so that you are submitting only one proposal.

Our records do not reflect that you are the "record" holder of your shares of the Corporation's common stock. In accordance with applicable rules of the Securities and Exchange Commission ("SEC"), please send a written statement from the "record" holder of your shares, verifying that, at the time you submitted your proposal, you held at least $2,000 in market value of the Corporation's common stock and had held such stock continuously for at least one year. Please note that if we do not receive such documentation **within 14 calendar days** of your receipt of this letter, we may properly exclude your proposal from our proxy statement.

In addition, under Rule 14a-8(b), you must also provide us with a written statement that you intend to continue to hold your securities through the date of the 2008 meeting of shareholders. We must receive your written statement **within 14 calendar days** of your receipt of this letter.

Again, please note that if we do not receive your revised submission, your ownership documentation or your written statement within 14 calendar days of your receipt of this letter, we may properly exclude your proposal from our 2008 proxy statement.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to my attention: Kristin Marie Oberheu, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255. If you would like to discuss this matter with me, you can call me at 704-386-7483.

Very truly yours,



Kristin Marie Oberheu, NCCP
Vice President/Senior Paralegal

Attachment

**Note 3 to § 240.14a-7.* If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are

---

*Effective January 1, 2008, Rule 14a-7 is amended by removing Note 3 to § 240.14a-7 as part of the amendments relating to shareholder choice regarding proxy material. See SEC Release Nos. 34-56135; IC-27911; July 26, 2007. *Compliance Dates:* "Large accelerated filers," as that term is defined in Rule 12b-2 under the Securities Exchange Act, not including registered investment companies, must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008. Registered investment companies, persons other than issuers, and issuers that are not large accelerated filers conducting proxy solicitations (1) may comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008 and (2) must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2009.

**Effective March 30, 2007, Rule 14a-8 was amended by revising the word "mail" to read "send" in the last sentence of paragraph (e)(2) and in paragraph (e)(3), and the word "mails" to read "sends" in the introductory text of paragraph (m)(3) as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date:* Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

Note: See *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006), the court reversed the judgment of the district court and remanded the case for entry of judgment in favor of AFSCME. The court disagreed with the SEC staff's long-standing interpretation of Rule 14a-8.

a shareholder, or how many shares you own. In this case, at the time you submit your proposal you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

*(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

*Effective March 30, 2007, in the last sentence of paragraph (e)(2) the word "mail" was revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

*(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below. Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we

*Effective March 30, 2007, in the last sentence of paragraph (e)(3) the word "mail" was revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

will assume that a proposal drafted as a recommendation or suggestion is proper unless th company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to viola any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusio of a proposal on grounds that it would violate foreign law if compliance with the foreign la would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any o the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleadin statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a persona claim or grievance against the company or any other person, or if it is designed to result in a benefi to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percen of the company's total assets at the end of its most recent fiscal year, and for less than 5 percen of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

*(3) We require the company to send you a copy of its statements opposing your propos before it sends its proxy materials, so that you may bring to our attention any materially false misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supportin statement as a condition to requiring the company to include it in its proxy materials, then th company must provide you with a copy of its opposition statements no later than 5 calendar day after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statement no later than 30 calendar days before it files definitive copies of its proxy statement and form c proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement form of proxy, notice of meeting or other communication, written or oral, containing any statemen which, at the time and in the light of the circumstances under which it is made, is false or misleadin with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

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*Effective March 30, 2007, in the introductory text of paragraph (m)(3) the word "mails" was revised to read "sends" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

EXHIBIT D

From: TrackingUpdates@fedex.com [mailto:TrackingUpdates@fedex.com]
Sent: Monday, October 22, 2007 5:50 PM
To: Oberheu, Kristin M -Legal
Subject: FedEx Shipment 792583700320 Delivered

This tracking update has been requested by:

Company Name: Bank of America Corporation
Name: Kristin Oberheu
E-mail: kristin.m.oberheu@bankofamerica.com

Our records indicate that the following shipment has been delivered:

Door Tag number:	DT101501382692
Ship (P/U) date:	Oct 19, 2007
Delivery date:	Oct 22, 2007 5:49 PM
Sign for by:	S. DERR
Delivered to:	FedEx Location
Service type:	FedEx Standard Overnight
Packaging type:	FedEx Envelope
Number of pieces:	1
Weight:	0.50 lb.
Special handling/Services:	Residential Delivery Direct Signature Required Deliver Weekday
Tracking number:	792583700320

Shipper Information	Recipient Information
Kristin Oberheu	Ms. Sandra Lea Derr
Bank of America Corporation	2404 Myrtle Lane

NC1-002-29-01;101 South Tryon Street	Reston
Charlotte	VA
NC	US
US	20191
28255	

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Thank you for your business.

December 28, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 11, 2007

The proposal relates to compensation.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its common stock through the date of the shareholder meeting. It appears that the proponent did not respond to Bank of America's request for this statement. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Greg Belliston
Special Counsel

END